NEWS RELEASE

EMX Royalty Provides Royalty Generation Update on Fennoscandia Gold Portfolio

Vancouver, British Columbia, July 29, 2020 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to provide an update on its expanding portfolio of gold assets in Fennoscandia. EMX has maintained an aggressive approach to gold exploration in Sweden, Norway, and Finland, and now has 17 precious metal-focused projects comprising nearly 200,000 hectares in the region. EMX prioritized gold exploration in Fennoscandia over the past several years, and helped establish a private Canadian company, Gold Line Resources Ltd ("GLR") to advance its gold assets in central Sweden (see EMX news releases dated April 4, 2019 and September 30, 2019). Since signing the agreement with GLR, EMX has acquired several additional gold projects, many that are strategically grouped to form sub-portfolios of gold assets (see Figure 1). These projects were identified and acquired using a variety of approaches, including use of EMX's proprietary regional exploration databases, an evolving understanding of mineral systems and districts in Fennoscandia, and new geochemical techniques applied at regional scales.

EMX continues to execute its royalty generation business model in Fennoscandia, forming partnerships with other companies in exchange for royalty interests, equity stakes in partner companies, and cash payments. In doing so, EMX has established partnerships with eight companies throughout Fennoscandia and is one of the leading explorers in the region. EMX is actively seeking additional partners for its available projects and is in discussions with several companies regarding its precious metal portfolio and other projects in the region.

Gold Line Resources Update

Field programs are underway on GLR's five project areas in the "Gold Line" region of central Sweden. Current work includes mapping, extensive geochemical surveys using a variety of proven techniques and top-of-bedrock drilling, with a goal of refining drill site selections for upcoming diamond drill campaigns. All current field programs are being conducted with strict adherence to COVID risk mitigation policies that have been adapted both by EMX and GLR.

GLR recently announced a proposed business combination with Tilting Capital Corp. (NEX: TLL.H) to obtain a public listing and has advised EMX that it is currently undertaking a financing. EMX maintains an equity position in GLR, as well as a 3% NSR royalty1 on the projects, and is assisting GLR to carry out the 2020 work programs.

Royalty Generation Update

In addition to the GLR projects in Sweden, EMX has also acquired seven new gold projects in Sweden, four in Norway and three in southern Finland, which are currently available for partnership. Those are summarized below, and additional information on the projects can be found at www.EMXroyalty.com/asset-portfolio/overview/.

Tromsø Gold. After executing regional Bulk Leach Extractable Gold ("BLEG") surveys across key greenstone belts in Norway, EMX acquired its 21,400-hectare Tromsø Gold project which contains multiple areas of strong gold enrichment in stream sediment samples.  Although the project has seen little to no modern exploration, there are numerous historically documented gold occurrences, including prospects with drilling. Similar greenstone belts in neighboring Sweden and Finland are host to multiple advanced exploration projects and producing mines, including Agnico-Eagle's Kittila gold mine in Finland, currently the largest gold producer in Europe2.

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1 Within six years of the closing date of the EMX-GLR agreement, GLR has the right to buy down up to 1% of the royalty owed to EMX (leaving EMX with a 2% NSR) by paying EMX 2,500 ounces of gold, or its cash equivalent.

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Southern Norway Gold. EMX recently acquired two projects in another greenstone belt in southern Norway, targeting areas of historic gold production and documented gold occurrences. The Bleka Vein was discovered in 1880 and was mined intermittently until 1940, with historic production reported as 165 kilograms of gold sourced from mineralized material with an average grade of 25 g/t gold3. EMX's Bleka project covers the historic mining area and swarms of similar veins that extend for three kilometers along strike. The nearby Vekselmyr license covers outcropping gold mineralization in a similar orogenic-style vein.

Southern Gold Line, Sweden. EMX is continuing its work along the Gold Line trend in central Sweden, acquiring six prospective licenses in the vicinity of, and along trend of, Dragon Mining Ltd's Fäboliden development project2. The Southern Gold Line projects comprise over 50,000 hectares and cover areas with similar geologic and structural settings as the Fäboliden deposit. Reconnaissance sampling and mapping programs are ongoing in the area, with initial BLEG samples collected across portions of the licenses showing multiple areas with enrichments of gold in stream sediments.

Skellefteå Gold Projects, Sweden. EMX's gold projects in the Skellefteå mining region of Sweden include two orogenic-style gold projects and two gold-rich volcanogenic massive sulfide ("VMS") projects totaling 17,701 hectares. The projects are situated in a prolific mining region of Sweden with excellent regional infrastructure that supports nearby operations that includes Boliden AB's active Kankberg gold-tellurium mine and Mandalay Resource Corporation's Björkdal gold mine2. EMX's Åkerberg license surrounds the historic Åkerberg gold mine located northeast of Björkdal, which was in production from 1991-20034, with the EMX license covering the extensions of the Åkerberg geologic trend. Likewise, the nearby Rismyliden License shows a similar geologic setting and is host to swarms of orogenic quartz veins with favorable tectonic/structural elements.

Southern Finland Gold. This newly acquired EMX portfolio includes three orogenic gold projects covering 27,000 hectares in the Pirkkala Gold District, host to several historic and active mines including Dragon Mining's Jokisivu and Kaapelinkulma Mines2. The EMX licenses cover multiple untested gold-in-soil anomalies, drill defined zones of gold mineralization from historic programs, and outcropping zones of high grade orogenic-style gold mineralization. Gold mineralization was first discovered on the EMX projects in the 1990's, but little to no exploration has taken place in the past 20 years.

Royalty Generation Strategy. In its Fennoscandian programs EMX focuses on underexplored historic mining districts and highly prospective geologic trends with limited exploration histories. This approach is designed to provide our partners with brownfields-type opportunities in areas of historic mineral production and for novel discoveries using modern exploration concepts and techniques. The advancements in EMX's gold portfolio in Fennoscandia are products of years of regional reconnaissance work and strategic execution of the EMX business model.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

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2 References made to nearby mines and analogous deposits provide context for EMX's projects, but are not necessarily indicative that EMX's projects host similar tonnages or grades of mineralization.

3 Historic production figures and descriptions of mines from Gamst & Thomsen, 1998, Gold Exploration in The Seljord and Hjartdal area of Telemark, Southern Norway, and Wilberg & Røshot, 1998, Exploration Report, Mindex ASA, Norwegian Geological Survey Report BV4655.

4 Billström et al., 2012, Geology and Age Constraints on the Origin of the Intrusion-Related, Sheeted Vein-Type Åkerberg Gold Deposit, Skellefte District, Sweden, www.mdpi.com/journal/minerals.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended March 31, 2020 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2019, actual events may differ materially from current expectations.  More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Figure 1. EMX available gold projects grouped as sub-portfolios and GLR projects in Fennoscandia.

Available Projects
Gold Line Resources Licenses
Tromsø Gold
Gold Line Resources
Skellefteå Gold
Southern Gold Line
Norway
Sweden
Finland
Southern Finland Gold
Southern Norway Gold
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500
km
July, 2020
ROYALTYCORP
THE ROYALTY GENERATOR

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com